SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                _________________

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No.) /1/

                                 Favrille, Inc.
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
                         (Title of Class of Securities)

                                    312088404
                                 (CUSIP Number)

                                December 31, 2006
             (Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     |_| Rule 13d-1(b)

     |_| Rule 13d-1(c)

     |X| Rule 13d-1(d)

___________
      /1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------                                           ------------------
CUSIP No. 312088404                                            Page 2 of 9 Pages
-------------------                                           ------------------

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     William Blair Capital Partners VII QP, L.P.
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           0
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          2,648,920 (See Item 4)
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         0
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            2,648,920 (See Item 4)
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,648,920 (See Item 4)
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     9.12%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------                                           ------------------
CUSIP No. 312088404                    13G                     Page 3 of 9 Pages
-------------------                                           ------------------

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     William Blair Capital Partners VII, L.P.
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           0
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          2,648,920 (See Item 4)
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         0
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            2,648,920 (See Item 4)
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,648,920 (See Item 4)
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     9.12%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     OO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------                                           ------------------
CUSIP No. 312088404                    13G                     Page 4 of 9 Pages
-------------------                                           ------------------

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     William Blair Capital Management VII, L.C.C.
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           0
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          2,648,920 (See Item 4)
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         0
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            2,648,920 (See Item 4)
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,648,920 (See Item 4)
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     9.12%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------                                           ------------------
CUSIP No. 312088404                    13G                     Page 5 of 9 Pages
-------------------                                           ------------------

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     William Blair Capital Management VII, L.P.
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           0
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          2,648,920 (See Item 4)
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         0
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            2,648,920 (See Item 4)
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,648,920 (See Item 4)
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     9.12%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

Item 1(a). Name of Issuer:

           Favrille, Inc. (the "Company")

Item 1(b). Address of Issuer's Principal Executive Offices:

           10421 Pacific Center Court
           Suite 150
           San Diego, 92121

Item 2(a). Name of Persons Filing:

           This statement is filed jointly by each of the following Persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission ("SEC") under Section 13 of the Securities Exchange Act of 1934, as amended (the "Act"): (i) William Blair Capital Partners VII QP, L.P., a Delaware limited partnership (the "Fund"), by virtue of its direct beneficial ownership of Common Stock and (ii) William Blair Capital Partners VII, L.P., a Delaware limited partnership (the "Fund"), by virtue of its direct beneficial ownership of Common Stock and (iii) William Blair Capital Management VII, L.L.C. ("WBCPCO," together with the Fund, each a "Reporting Person" and collectively, "Reporting Persons"), a Delaware limited liability company, by virtue of its being the general partner of the general partner of the Fund.
           (iv) William Blair Capital Management VII, L.P. ("WBCPCO," together with the Fund, each a "Reporting Person" and collectively, "Reporting Persons"), a Delaware limited liability company, by virtue of its being the general partner of the Fund. By virtue of being members of the Board of Managers of WBCPCO (the "Board"), Timothy Burke, John Ettelson, Robert D. Blank, David G. Chandler, Arda Minocherhomjee, Timothy M. Murray, and Robert Healy may be deemed to possess indirect beneficial ownership of the Common Stock, but such beneficial ownership is disclaimed. Only the Board, acting upon the consent of a majority of the members of the Board at any meeting of the Board where a quorum is present, possesses the right to vote, direct the vote, dispose or direct the disposition of the Common Stock. No individual has sole power to vote, direct the vote, dispose or direct the disposition of the Common Stock. The Reporting Persons have entered into an Agreement Related to the Joint Filing of Schedule 13G, dated February 9, 2007, a copy of which is filed with this
           Schedule 13G as Exhibit A, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k) under the Act. Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of information provided by another Reporting Person. By their signature on this statement, each of the Reporting Persons agrees that this statement is filed on behalf of such Reporting Person. The Reporting Persons may be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Act. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this statement.

Item 2(b). Address of Principal Business Office or, if none, Residence:

           The address of the principal business office of each of the Reporting Persons is 222 West Adams Street, Chicago, Illinois 60606.

Item 2(c). Citizenship:

           The Fund is a Delaware limited partnership and WBCPCO is a Delaware limited liability company.

Item 2(d). Title of Class of Securities:

           Common Stock, par value $0.001 per share ("Common Stock").

Item 2(e). CUSIP No.:

           312088404

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

           Not Applicable.

Item 4.    Ownership (as of December 31, 2006):

           As of December 31, 2006, the Fund was the registered owner Of 2,648,920 shares of Common Stock or approximately 9.12% of the total number of shares of Common Stock outstanding as of such date (based upon information provided by the Company). By virtue of the relationship between the Fund and WBCPCO described in Item 2(a), WBCPCO may be deemed to possess indirect beneficial ownership of and shares the power to vote or direct the vote of the shares of Common Stock beneficially owned by the Fund. WBCPCO disclaims beneficial ownership of the shares of Common Stock owned by the Fund. The filing of this statement by WBCPCO shall not be construed as an admission that they are, for the purpose of Section 13(d) or Section 13(g) of the Act, the beneficial owner of any securities covered by this statement.

Item 5.    Ownership of Five Percent or Less of a Class:

           Not Applicable.

Item 6.    Ownership of More Than Five Percent on Behalf of Another
           Person:

           Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

           Not Applicable.

Item 8.    Identification and Classification of Members of the Group:

           Not Applicable.

Item 9.    Notice of Dissolution of a Group:

           Not Applicable.

Item 10.   Certification:

           Not Applicable.

                                    SIGNATURE

      After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: February 9, 2007

                     WILLIAM BLAIR CAPITAL PARTNERS VII QP, L.P.

                     By:  William Blair Capital Management VII, L.P.
                             Its:   General Partner

                     By:  William Blair Capital Management
                             VII, L.L.C.
                             Its:   General Partner


                             By: /s/ David G. Chandler
                             -----------------------------------------
                             Title: Managing Director

                     William Blair Capital Management VII, L.P.

                     By:  William Blair Capital Management VII, L.L.C.
                     Its:  General Partner


                     By: /s/ David G. Chandler
                     -------------------------------------------------
                     Title: Managing Director


                     William Blair Capital Management VII, L.L.C.


                     By:  /s/ David G. Chandler
                     ------------------------------------------------
                     Title: Managing Director


                     WILLIAM BLAIR CAPITAL PARTNERS VII, L.P.

                     By:  William Blair Capital Management VII, L.P.
                             Its:   General Partner

                     By:  William Blair Capital Management
                             VII, L.L.C.
                             Its:   General Partner

                             By: /s/ David G. Chandler
                             -----------------------------------------
                             Title: Managing Director


                     William Blair Capital Management VII, L.P.

                     By:  William Blair Capital Management VII, L.L.C.
                     Its:  General Partner


                     By: /s/ David G. Chandler
                     -------------------------------------------------
                     Title: Managing Director


                     William Blair Capital Management VII, L.L.C.


                     By:  /s/ David G. Chandler
                     -----------------------------------------------
                     Title: Managing Director

EXHIBIT A

                    AGREEMENT REGARDING THE JOINT FILING OF
                                 SCHEDULE 13G

                            -----------------------

William Blair Capital Partners VII QP, L.P., William Blair Capital Partners VII, L.P., William Blair Capital Management VII, L.L.C. and William Blair Capital Management VII, L.P. hereby agree that the Statement on Schedule 13G to which this agreement is attached as an exhibit, as well as all future amendments to such Statement, shall be filed jointly on behalf of each of them. This agreement is intended to satisfy the requirements of Rule 13d-1(k) (1) (iii) under the Securities Exchange Act of 1934, as amended.

Date: February 9, 2007

                            WILLIAM BLAIR CAPITAL PARTNERS VII QP, L.P.


                            By:  William Blair Capital Management VII, L.P.
                                    Its:   General Partner

                            By:  William Blair Capital Management
                                    VII, L.L.C.
                                    Its:   General Partner


                                    By: /s/ David G. Chandler
                                    ----------------------------------------
                                    Title: Managing Director


                            William Blair Capital Management VII, L.P.


                            By:  William Blair Capital Management VII, L.L.C.
                            Its:  General Partner


                            By: /s/ David G. Chandler
                            -------------------------------------------------
                            Title: Managing Director


                            William Blair Capital Management VII, L.L.C.


                            By:  /s/ David G. Chandler
                            -------------------------------------------------
                            Title: Managing Director

                            WILLIAM BLAIR CAPITAL PARTNERS VII, L.P.


                            By:  William Blair Capital Management VII, L.P.
                                    Its:   General Partner


                            By:  William Blair Capital Management
                                    VII, L.L.C.
                                    Its:   General Partner


                                    By: /s/ David G. Chandler
                                    -----------------------------------------
                                    Title: Managing Director


                            William Blair Capital Management VII, L.P.


                            By:  William Blair Capital Management VII, L.L.C.
                            Its:  General Partner


                            By: /s/ David G. Chandler
                            -------------------------------------------------
                            Title: Managing Director


                            William Blair Capital Management VII, L.L.C.


                            By:  /s/ David G. Chandler
                            -------------------------------------------------
                            Title: Managing Director